

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 31, 2009

Mr. Roland O. Burns
Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

> **Re: Comstock Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Definitive Proxy**
> **Filed April 20, 2009**
> **File No. 1-03262**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Markets and Customers, page 16

1.   Please advise us whether you have long-term contracts with your significant customers that require them to purchase specified amounts of your oil production. If you have such contracts, please disclose the material terms of such arrangements. In addition, please file any such agreements, or tell us why you are not required to file them.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>Results of Operations, page 38</u>

2.   We note your disclosure that your increase in production in 2008 is primarily the result of your successful drilling activity and the acquisition of producing properties in South Texas in December 2007. Please revise to quantify the amount of the change in production contributed by each of these factors.

<u>Liquidity and Capital Resources, page 41</u>

3.   We note your statements here and on page 42 that you made no acquisitions in 2008. However, this appears to be inconsistent with your table of annual capital expenditures, which discloses that you spent $113,023,000 to acquire unevaluated acreage in the Haynesville Shale formation. Please clarify or revise.

<u>Critical Accounting Policies, page 45</u>

<u>New accounting standards, page 46</u>

4.   Please add expanded disclosure to address, under this heading and within your summary of significant accounting policies footnote, the Commission's recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010. See Release 33-8995, located on our website at http://www.sec.gov/rules/final/2008/33-8995.pdf.

<u>Definitive Proxy</u> <u>Filed April 20, 2009</u>

5.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

<u>Corporate Governance Matters, page 15</u>

<u>Approval of Related Party Transactions, page 15</u>

6.   Please disclose the standards to be applied by your audit committee in determining whether to approve related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

<u>Executive Compensation, page 20</u>

Compensation Discussion and Analysis, page 20

7.   For each of your named executive officers, please provide more detailed
      disclosure regarding how your compensation committee determined the amount
      of salary, bonus, and restricted stock granted in 2008. See Item 402(b)(1)(v) of
      Regulation S-K. For example, please describe the following:

      •   The "contributions to [y]our overall performance" considered in determining
          the salary granted to each named executive officer; and

      •   The "role and impact of the various management levels in achieving key
          strategic results" considered in determining the amount of restricted stock
          granted to each named executive officer.

8.   Please describe the "performance objectives" considered when granting annual
      bonus awards and how each named executive officer met such objectives with
      respect to the bonus awards granted in 2008. Your description of the
      "performance objectives" should disclose all qualitative and quantitative
      performance targets or goals established for your annual bonus plan. See Items
      402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of
      the targets would result in competitive harm such that they could be excluded
      properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on
      a supplemental basis a detailed explanation supporting your conclusion. Please
      also note that to the extent disclosure of the quantitative or qualitative
      performance-related factors would cause competitive harm, you are required to
      discuss how difficult it will be for you to achieve the target levels or other factors.
      Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K
      Compliance and Disclosure Interpretations Question 118.04, found at
      www.sec.gov.

9.   We note that you "compared [y]our total 2007 compensation and proposed total
      2008 compensation to other oil and gas exploration and production companies
      with operations similar to [y]ours." In addition, you state that you looked to "the
      stock-based incentives provided by peer companies" in determining your own
      stock-based awards. It appears from these statements that you engage in
      benchmarking of compensation. Please identify the companies that comprise
      your peer group and explain in greater detail how the benchmarking data are
      considered in awarding compensation. See Item 402(b)(xiv) of Regulation S-K
      and Regulation S-K Compliance and Disclosure Interpretations Question 118.05,
      found at www.sec.gov.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or, in her absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director